

May 10, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. E. Lee Wyatt, Jr.
Senior Vice President and Chief Financial Officer
Fortune Brands Home & Security, Inc.
520 Lake Cook Road
Deerfield, IL 60015-5611

> **RE:** **Fortune Brands Home & Security, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 1-35166**

Dear Mr. Wyatt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 4. Acquisitions, page 56

1. We note that you recorded customer relationships of $210 million as a result of the Norcraft acquisition, and the useful life of the customer relationships is estimated to be twenty years. We further note your disclosure on page 60 that you have customer and contractual relationships of $333.8 million as of December 31, 2015, which are subject to amortization over an estimated useful life ranging from three to thirty years. Please clarify your disclosure to state whether customer relationships are amortized on the straight-line method or an accelerated method that aligns with customer attrition. If you amortize customer relationships using the straight-line method rather than an accelerated method, please tell us why you believe this method reflects the pattern in which the economic benefits are consumed or explain why you cannot reliably determine the pattern in accordance with ASC 350-30-35-6. Note that customer relationships may dissipate at a more rapid rate in the

earlier periods following a company´s succession to these relationships, with the rate of attrition declining over time until relatively few customers remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, an accelerated method of amortization, rather than the straight-line method, may be the most appropriate and systematic allocation of the intangibles´ cost to the periods benefited.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or me at (202) 551-3854 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction